ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4720
Washington, D.C.  20549

Attention:	Mara L. Ransom/Lilyanna Peyser/Scott Anderegg — Legal
James Allegretto/Jason Niethamer — Accounting

Re:	The Michaels Companies, Inc.
Registration Statement on Form S-1
Filed December 20, 2013 and amended May 1, 2014, June 2, 2014, and June 9, 2014
File No. 333-193000

Ladies and Gentlemen:

On behalf of The Michaels Companies, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find below additional information to supplement the Company’s prior responses to comment 1 contained in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 15, 2014 regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comment has been reproduced in its entirety below.

General

1.                                      Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

RESPONSE:

In order to facilitate the Staff’s review, the Company is supplementally providing the Staff, the required capitalization and dilution disclosures which will be presented in a subsequent amendment to the Registration Statement as demonstrated below.  These disclosures are based on an assumed initial public offering price of $18.00, the mid-point of the price range set forth in the Company’s letter to the Commission, dated June 5, 2014 and remain subject to adjustment based on factors outside of the Company’s control.  Nevertheless, the Company believes the foregoing capitalization and dilution tables will not be subject to significant change.  Please note the excerpted pages also include the impact of the debt refinancing described in Amendment No. 3, as Michaels Stores, Inc. has now executed the amendment to its term loan agreement (as the disclosure in Amendment No. 3 anticipated).

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of May 3, 2014;

•                  on an actual basis (after giving effect to the 1.476-for-one stock split effected on June 6, 2014);

•                  on an as adjusted basis to give effect to the issuance of the Additional 2020 Senior Subordinated Notes and the $850 million Incremental Term Loans, with the redemption of the 2018 Senior Notes and the net proceeds from such issuance and incurrence as described in “Prospectus summary — Recent developments,” as if each had occurred on May 3, 2014; and

•                  on an as further adjusted basis to also give effect to (1) this offering, (2) the application of net proceeds from this offering as described in “Use of Proceeds” as if each had occurred on May 3, 2014 and (3) the payment of approximately $30 million in termination fees under the management agreements with the Sponsors and Highfields. See “Certain Relationships and Related Party Transactions—Management Agreements with the Sponsors and Others”.

You should read the following table together with our Consolidated Financial Statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Operating Data”.

	As of May 3, 2014
(In millions except share data)	Actual	As adjusted (1)	As further adjusted(2)
Cash and cash equivalents	$115	$153	$118
Restated Term Loan Credit Facility	$1,623	$2,473	$2,473
Holdco Notes due 2018	800	800	334
Senior Notes due 2018	1,006	—	—
Senior Subordinated Notes due 2020	260	515	515
Total debt	3,689	3,788	3,322
Stockholders’ deficit:
Common Stock—$0.06775 par value; 350,000,000.0 shares authorized and 175,326,060.7 shares issued and outstanding (after giving effect to the 1.476-for-one stock split effected on June 6, 2014) on an actual and as adjusted basis; 350,000,000 shares authorized and 203,103,838 shares issued and outstanding on an as further adjusted basis	12	12	14
Additional paid-in capital (3)	100	100	559
Accumulated deficit (4)	(2,845)	(2,877)	(2,895)
Accumulated other comprehensive (loss)	(1)	(1)	(1)
Total stockholders’ deficit	$(2,734)	$(2,766)	$(2,323)
Total capitalization	$955	$1,022	$999

(1)         Following the issuance of the Additional 2020 Senior Subordinated Notes, we intend to issue an irrevocable redemption notice to the holders of the outstanding 2018 Senior Notes for a partial redemption of 2018 Senior Notes. A portion of the 2018 Senior Notes will be redeemed on the applicable redemption date set forth in each notice of redemption. We currently intend to redeem $235 million of the 2018 Senior Notes with the net proceeds from the Additional 2020 Senior Subordinated Notes offering.  We currently intend to redeem the remaining outstanding 2018 Senior Notes with the net proceeds of the Incremental Term Loans. We will also pay the applicable make-whole premium and accrued and unpaid interest to, but not including, the applicable redemption dates on such portion of the 2018 Senior Notes.

(2)         A $1.00 increase (decrease) in the assumed initial public offering price of $18 per share would increase (decrease)  our equity and (decrease) increase Holdco Notes by $26 million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(3)         The change in Additional paid-in capital relates to the proceeds from this offering less the amount in Common Stock above, and estimated fees of $39 million, which includes $30 million of underwriter fees and discounts and $9 million of additional expense.  Such estimates are subject to change based on final expenses.

(4)         The change in Accumulated deficit relates to the Net income impact for costs, net of tax.  The estimated make-whole redemption premium for the $1,000 million redemption of the 2018 Senior Notes would be approximately $58 million ($35 million, tax effected).  In addition, the Company will recognize as a reduction of refinancing costs, the net $6 million ($4 million, tax effected) of unamortized premium and discount previously deferred for the 2018 Senior Notes.  As Further Adjusted includes $30 million ($18 million, tax effected) of termination fees to our Sponsors and Highfields. Such estimates are subject to change based on final expenses, the final redemption dates, and final make-whole premiums.

DILUTION

If you invest in our Common Stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Common Stock and the net tangible book value per share of our Common Stock after this offering. Dilution results from the fact that the initial public offering price per share of Common Stock is substantially in excess of the net tangible book value per share of our Common Stock attributable to the existing stockholders for our presently outstanding shares of Common Stock. Net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets, which excludes goodwill, net intangible assets and debt issue costs, less total liabilities) by the number of shares of Common Stock outstanding at May 3, 2014.

Our net tangible book value deficiency as of May 3, 2014 was $(2,878) million, or $(16.42) per share of our Common Stock, based on 175,326,060.7 million shares of our Common Stock outstanding immediately prior to the closing of this offering after giving effect to a 1.476-for-one stock split effected on June 6, 2014. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to (i) the issuance of the Additional 2020 Senior Subordinated Notes, the anticipated issuance of the Incremental Term Loans and the expected use of proceeds from such offerings, as described in “Prospectus summary—Recent developments”, and (ii) the receipt of the estimated net proceeds from the sale by us of 27,777,778.0 million shares, assuming an initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus) and after giving effect to a 1.476-for-one stock split effected on June 6, 2014 and to the application of the estimated net proceeds from this offering as described under ‘‘Use of Proceeds,’’ our net tangible book value deficiency at May 3, 2014 would have been $(2,476) million, or $(14.12) per share of Common Stock. This represents an immediate increase in net tangible book value per share of $2.30 to existing stockholders and an immediate decrease in net tangible book value per share of $32.12 to you. The following table illustrates the dilution.

Assumed initial public offering price per share of Common Stock		$18.00
Net tangible book value (deficit) per share at May 3, 2014	$(16.42)
Increase per share attributable to this offering	$2.30
As adjusted net tangible book value (deficit) per share of Common Stock after this offering		$(14.12)
Dilution per share to new investors		$(32.12)

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share of our Common Stock would increase (decrease) our net tangible book value deficiency after giving effect to the offering by $26 million, or by $0.15 per share of our Common Stock, assuming no change to the number of shares of our Common Stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

*      *      *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473 or John F. Donnelly of our offices at (617) 235-4773.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Carl S. Rubin, The Michaels Companies, Inc.
Charles M. Sonsteby, The Michaels Companies, Inc.
Jennifer N. Robinson, The Michaels Companies, Inc.
Michael J. Veitenheimer, The Michaels Companies, Inc.
D. Rhett Brandon, Simpson Thacher & Bartlett LLP